--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      ALEXANDER & ALEXANDER SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                      ALEXANDER & ALEXANDER SERVICES INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  014476 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ALBERT A. SKWIERTZ, JR., ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                      ALEXANDER & ALEXANDER SERVICES INC.
                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4500
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         ANDCOMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               KEVIN KEOGH, ESQ.
                                  WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), and the address of its principal executive offices is 1185 Avenue of the Americas, New York, New York 10036. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of June 11, 1987, as amended and restated as of March 22, 1990 and as amended as of April 21, 1992, June 6, 1994, July 15, 1994, November 16, 1995 and December 11, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, a New York corporation, formerly Morgan Shareholder Services Trust Company, as Rights Agent. Unless the context otherwise requires, all references herein to the Shares shall include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 16, 1996 (the "Schedule 14D-1"), of Subsidiary Corporation, Inc., a Maryland corporation ("Sub") and a wholly-owned subsidiary of Aon Corporation, a Delaware corporation ("Aon"), to purchase all of the outstanding Shares at a price of $17.50 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 11, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger among Aon, Sub and the Company dated as of December 11, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, as promptly as practicable after the purchase of Shares pursuant to the Offer and the approval by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the Company in accordance with the Maryland General Corporation Law (the "MGCL") and the Company's charter (the "Articles of Incorporation"), Sub will be merged with and into the Company (the "Merger") and each then outstanding Share (other than stock of the Company owned by any subsidiary of the Company, Aon, the Sub or any other subsidiary of Aon or stock with respect to which appraisal rights are available and properly exercised under Maryland law) will be converted automatically into the right to receive $17.50, net to the Seller in cash without any interest thereon.

  According to the Schedule 14D-1, the address of the principal executive offices of Aon are 123 N. Wacker Drive, Chicago, Illinois 60606, and the address of the principal executive office of Sub is 32 South Street, Baltimore, Maryland 21202.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) The information contained on pages 3 through 20 of the Company's Proxy Statement, dated March 29, 1996, for the Company's 1996 Annual Meeting of Stockholders filed as Exhibit 1 hereto containing certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates, which descriptions are incorporated herein by reference.

  On May 16, 1996 an amendment to the 1995 Long-Term Incentive Plan ("1995 LTIP") was approved by stockholders. The 1995 LTIP provided that no more than 940,000 restricted shares may be used for Restricted Stock Awards and Bonus Equity Plan Awards ("BEP Awards"). The amendment excludes BEP Awards from the 940,000 restricted share limitation, but does not increase the number of shares authorized under the 1995 LTIP.

  The Company's Worldwide Employee Savings-Related Stock Purchase Plan (the "Worldwide Employee Purchase Plan") was approved by the Board of Directors and became effective as of May 16, 1996. Under the Worldwide Employee Purchase Plan eligible employees outside the United States may purchase up to an aggregate 750,000 shares of the Company's Common Stock. At the end of the 5-year offering period, participants can elect to purchase from the contributions saved, shares of the Company's Common Stock at a 15 percent discount of the closing price of the Common Stock reported on the New York Stock Exchange on the first date of the 5-year offering period. 471,000 shares have been subscribed to as of September 30, 1996. Non-U.S. employees who are "executive officers" of the Company, as that term is defined pursuant to
Section 16 of the Securities Exchange Act of 1934, participate in a subplan of the Employee Discount Stock Purchase Plan with similar terms.

  On November 26, 1996, the Compensation Committee of the Board of Directors approved the Employee Stock Option Exchange. The Employee Stock Option Exchange is an offer to employees to exchange their current stock options for a grant of new stock options on a neutral value basis. All active employee option holders, except the Chief Executive Officer, are eligible to participate in the exchange (approximately 780 employees). The exchange option is completely voluntary. The exchange option applies to all option grants made under the 1988 and 1995 Long-Term Incentive Plans with exercise prices above the fair market value closing price of $14.50 per share established on November 26, 1996, the date the exchange option was approved by the Compensation Committee of the Board of Directors. The exchange option covers approximately 4,685,000 option shares which are convertible into approximately 2,637,000 new option shares. Employees who elect to accept the exchange option must exchange all of their eligible options; they may not exchange some but retain others. Options granted under the exchange will have a new ten-year life, and will vest 50% at the conclusion of two years from the date of grant and 50% at the conclusion of three years. Under the terms of the Plans, options vest and are exercisable in full at the commencement of the Offer.

  The Company has entered into employment continuation agreements with Messrs. Zarb, Kosnick, Cooperstone, Iles, Mahoney, Osterhaut, Williams, Horrick, Burk, Seeley, Schneiderman, Skwiertz, Kershaw, Sneeder and Tesi. The agreements provide that in the event an executive's employment is terminated under certain circumstances within three years following a change of control or during a potential change of control or in certain cases under other circumstances, each executive will be entitled to a specified severance benefit equal to three times their annual compensation and also provide for the continuation of certain employee benefits for a period of three years following a qualifying termination, and a cash payment in respect of the value of certain other payments.

  Except as described above, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates.

  (b)(2)

MERGER AGREEMENT

  The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Offer. In the Merger Agreement, Sub has agreed to, and Aon has agreed to cause Sub to, as promptly as practicable but in no event later than five business days after the date of the public announcement by Aon and the Company of the Merger Agreement, commence the tender offer (as it may be amended from time to time as permitted in the Merger Agreement, the "Offer"). The obligation of Sub to, and of Aon to cause Sub to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer will be subject only to the conditions set forth under "Certain Conditions of the Offer" (the "Offer Conditions") (any of which may be waived in whole or in part by Sub in its sole discretion, provided that, without the consent of the Company, Sub will not waive the Minimum Condition (as hereinafter defined). In the Merger Agreement,

Sub has expressly reserved the right to modify the terms of the Offer, except that, without the consent of the Company, Sub will not (i) reduce the number of shares subject to the Offer; (ii) reduce the Offer Price; (iii) impose any other conditions to the Offer other than the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Conditions to the extent permitted by the Merger Agreement); (iv) except as provided in the next sentence, extend the Offer; (v) change the form of consideration payable in the Offer or (vi) amend, waive or add any other term of the Offer in any manner adverse to the Company or the holders of Shares. Notwithstanding the foregoing, the Merger Agreement permits Sub, without the consent of the Company, to (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions are not satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iii) extend the Offer for any reason for one or more occasions for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence. So long as the Merger Agreement is in effect and the Offer Conditions have not been satisfied or waived, Sub will, and Aon will cause Sub to, cause the Offer not to expire. Subject to the terms and conditions of the Offer and the Merger Agreement, Sub will, and Aon will cause Sub to, accept for and pay for, all shares validly tendered and not withdrawn pursuant to the Offer that Sub is permitted to accept for payment under applicable law, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

  Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented that the Board of Directors of the Company, at a meeting duly called and held, at which all directors were present, duly and unanimously adopted resolutions approving the Merger Agreement, the Offer and the Merger, determining that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommending that holders of shares accept the Offer and that the Company's stockholders approve the Merger; provided, however, that such approval, determination, recommendation or other action may be withdrawn, modified or amended at any time from time to time if a majority of the Board of Directors of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's duties under applicable law. The Company further represented that, prior to the execution of the Merger Agreement, its Board of Directors received the opinion of CS First Boston Corporation ("CS First Boston") that the proposed consideration to be received by stockholders pursuant to the Offer and the Merger is fair to the holders of Common Stock from a financial point of view.

  Pursuant to the Merger Agreement, the Company has agreed to cause Reed Stenhouse Companies Limited, a corporation organized under the laws of Canada and a subsidiary of the Company ("RSC"), to transmit to each holder of the Class 1 special shares of RSC (the "RSC Class 1 Shares"), contemporaneously with the transmission of the Offer Documents (as defined in the Merger Agreement) to the holders of Common Stock: (i) the Offer Documents; (ii) a letter stating that holders of RSC Class 1 Shares who wish to participate in the Offer must request retraction of such RSC Class 1 Shares for shares of Common Stock pursuant to Section 5 of the Restated Certificate of Incorporation of RSC; and (iii) a form of retraction request, which retraction request will provide that a holder of RSC Class 1 Shares requests retraction thereof on the date Sub first accepts for payment Shares pursuant to the Offer and contemporaneously therewith, and that the shares of Common Stock received upon such retraction will be deemed validly tendered pursuant to the Offer. RSC will retract such RSC Class 1 Shares in accordance with such retraction request (and the Company represents and warrants that such retraction can be effected in compliance with Section 36 of the Canada Business Corporations Act) and the Company will cause to be issued (for tender as so requested) such number of shares of Common Stock as is necessary to satisfy the redemption price in accordance with the Restated Articles of Incorporation of RSC and the Keepwell Agreement, between the Company and RSC.

  Pursuant to the Merger Agreement, the Company will, and will cause Alexander & Alexander Services UK plc, a corporation organized under the laws of Scotland and a subsidiary of the Company ("AAUK"), to, transmit to each holder of any share of Class C Common Stock (as hereinafter defined) and any related Dividend Share of AAUK (the "Dividend Shares"), contemporaneously with the transmission of the Offer Documents to the holders of Common Stock: (i) the Offer Documents; (ii) a letter stating that holders of shares of Class C Common Stock and the related Dividend Shares who wish to participate in the Offer must request the conversion of the shares of Class C Common Stock into shares of Common Stock pursuant to Subsection E of Article SIXTH of the Charter of the Company; and (iii) a form of conversion request, which conversion request will provide that a holder of shares of Class C Common Stock requests conversion thereof on the date Sub first accepts for payment Shares pursuant to the Offer and contemporaneously therewith, and that the shares of Common Stock received upon such conversion will be deemed validly tendered pursuant to the Offer. The Company agrees to cause the cancellation of such shares of Class C Common Stock in accordance with such conversion request and issue (for tender as so requested) such number of shares of Common Stock as is necessary to satisfy such conversion request in accordance with the Charter of the Company.

  The Merger. The Merger Agreement provides that at the Effective Time (as defined in the Merger Agreement), Sub will be merged with and into the Company. Following the Merger, the separate corporate existence of Sub will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will succeed to and assume all the rights and obligations of Sub in accordance with the MGCL.

  The Charter (as defined in the MGCL) of the Company, as in effect immediately prior to the Effective Time, will be the Charter of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The By-Laws of the Company, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Charter of the Surviving Corporation or by applicable law.

  The directors of Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation until the next annual meeting of stockholders (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation for a term of one year (or until the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

  As of the Effective Time, by virtue of the merger of Sub with and into the Company upon the terms and conditions set forth in the Merger Agreement (the "Merger") and without any action on the part of the holder of any shares of stock of Sub or rights to acquire any such stock:

    (i) Each issued and outstanding share of stock of Sub will be converted into and become 600,000 fully paid and nonassessable shares of Common Stock, par value $1.00 per share, of the Surviving Corporation.

    (ii) Each share of stock of the Company (including, without limitation, the shares of Common Stock purchased pursuant to the Offer and the shares of Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock") purchased pursuant to the Stock Purchase and Sale Agreement among the Company and the holders of all of the outstanding shares of the Series B Preferred Stock a copy of which is filed as Exhibit 3 hereto (the "Preferred Stock Purchase Agreement")) owned by any subsidiary of the Company, Aon, Sub or any other subsidiary of Aon (other than the shares into which the outstanding shares of stock of Sub were converted pursuant to the provisions of the Merger Agreement) will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

    (iii) Subject to the provisions of the Merger Agreement, each holder of a share of (a) the Common Stock, together with the related Right, (b) the Class A Common Stock, par value $.00001 per share, of the Company (the "Class A Common Stock"), together with the related RSC Class 1 Share and the related Right, or (c) the Class C Common Stock, par value $1.00 per share, of the Company (the "Class C Common Stock"), together with the related Dividend Share of AAUK and related Right (the Common Stock, Class A Common Stock and Class C Common Stock are hereinafter collectively referred to as the "Company Common Capital Stock"), in each case, that is issued and outstanding (other than stock of the Company owned by any subsidiary of the Company, Aon, the Sub, or any other subsidiary of Aon or stock with respect to which appraisal rights are available and properly exercised under Maryland law) will be paid by the Surviving Corporation as consideration for the conversion of each share in cash, without interest, the price paid per share of Common Stock in the Offer (the "Merger Consideration"). The Merger Consideration will be allocated, in the case of clause (a), U.S. $.01 to the share of Common Stock and U.S. $.01 to the Right, in the case of clause (b), the U.S. dollar equivalent of Cdn. $.00001 to the share of Class A Common Stock, U.S. $.01 to the Right and the balance of the Merger Consideration to the RSC Class 1 Share, and, in the case of clause (c), the U.S. dollar equivalent of 2 pence to the Dividend Share and the balance of the Merger Consideration to the share of Class C Common Stock. As of the Effective Time, all such shares will be converted and when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the aforesaid amount, without interest.

    (iv) Notwithstanding anything in the Merger Agreement to the contrary, any issued and outstanding shares of Class A Common Stock or Class C Common Stock or (if the holders of shares of Common Stock are entitled to dissenters' rights under the MGCL) Common Stock held by a person (a "Dissenting Stockholder") who objects to the Merger and complies with all the provisions of MGCL concerning the right of holders of shares to dissent from the Merger and require appraisal of their shares ("Dissenting Shares") will not be converted as described in (iii) above, but will become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the MGCL. If, after the Effective Time, such Dissenting Stockholder withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the MGCL, his shares of Class A Common Stock or Class C Common Stock will be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration. The Company will give Aon (i) prompt notice of any demands for appraisal of shares received by the Company and
  (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company will not, without the prior written consent of Aon, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

    (v) The holder of each share of Series A Convertible Preferred Stock (as defined in the Merger Agreement) shall have the right to convert such share into cash in the amount of $52.54.

  If approval of the Merger by stockholders of the Company (the "Company Stockholder Approval") is required by law, the Company will, at Aon's request, as soon as practicable following the expiration of the Offer, convene a meeting of its stockholders (the "Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval. The Stockholders Meeting will be held as soon as practicable following the purchase of Shares pursuant to the Offer. The Company will, through its Board of Directors, but subject to the duties of its Board of Directors under applicable law as determined by the Board of Directors in good faith on the basis of the opinion of the Company's outside independent legal counsel, recommend to its stockholders that the Company Stockholder Approval be given.

  If the Company Stockholder Approval is required by law, the Company will, at Aon's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the SEC and will use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff.

  In the Merger Agreement, Aon has agreed to cause all shares of the Common Stock purchased pursuant to the Offer and all other shares of capital stock of the Company entitled to vote on the Merger owned by Aon or any subsidiary of Aon to be voted in favor of the Company Stockholder Approval.

  Board of Directors. Promptly after such time as Sub acquires Shares pursuant to the Offer, Sub shall be entitled to designate at its option up to that number of directors, rounded to the nearest whole number, of the

Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Sub equal to the aggregate voting power of the Shares of Common Stock held by Parent or any of its subsidiaries (assuming the exercise of all outstanding options to purchase, and the conversion or exchange of all securities convertible or exchangeable into shares of the Company Common Capital Stock, other than the conversion of the shares of Class B Preferred Stock); provided, however, that in the event that Sub's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided, further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Aon or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Aon which is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub's designees). In connection with the foregoing, the Company will promptly, at the option of Aon, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company's Board of Directors as provided above.

  Representations and Warranties of the Company. The Merger Agreement contains customary representations and warranties with respect to the Company, including, among other things, (i) with respect to the organization, corporate powers and qualifications of the Company and each of its subsidiaries that would constitute a "significant subsidiary" of such person within the meaning of Rule 1.02(y) of Regulation S-X as promulgated by the SEC ("Significant Subsidiary"); (ii) with respect to the capitalization of the Company and its subsidiaries; (iii) that the Board of Directors of the Company has declared the Merger advisable and the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated therein have been duly authorized by all necessary corporate action on the part of the Company subject to approval by the stockholders of the Company of the Merger (if required); (iv) with respect to the absence of any undisclosed conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (v) with respect to the accuracy of the documents filed with the SEC; (vi) with respect to the Company's financial statements and financial condition; (vii) the absence of certain events since September 30, 1996 including that there has not been any event other than ordinary business operating results and general insurance brokerage industry conditions and contingencies disclosed to Aon prior to the date of the Merger Agreement which would cause a change or effect (or any development that, insofar as can reasonably be foreseen is likely to result in any change or effect) that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"); (viii) with respect to the accuracy and completeness of the information supplied by the Company in connection with the Offer, the Proxy Statement or any other document to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement; (ix) with respect to the compliance by the Company and its subsidiaries with applicable laws, regulations, orders, judgments and decrees; (x) that the Company and its Significant Subsidiaries have such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate Governmental Entities (as defined in the Merger Agreement) as are necessary to conduct their businesses;
(xi) with respect to certain tax returns required to be filed and certain taxes required to be paid by the Company and its subsidiaries; (xii) with respect to the absence of certain liabilities with respect to the Company, (xiii) that the Board of Directors has adopted a resolution that constitutes a valid and irrevocable exemption from Section 3-602 of the MGCL as to the transactions contemplated by the

Merger Agreement and the Preferred Stock Purchase Agreement and (xiv) with respect to the absence of any broker or other fees or commissions, other than fees in connection with First Boston's engagement.

  Representations and Warranties of Aon and Sub. The Merger Agreement contains customary representations and warranties by Aon and Sub, including, among other things, (i) with respect to the organization, corporate powers and qualifications of Aon and Sub; (ii) that each of Aon and Sub has the requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated therein; (iii) with respect to the absence of any conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (iv) with respect to the absence of any broker or other fees or commissions, other than Fees in connection with Lazard Freres & Co., LLC; and (v) that Aon will have, and will provide Sub with, the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby.

  Covenants Relating to the Conduct of Business. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until such time as Aon's designees constitute a majority of the Board of Directors of the Company, to carry on their businesses in the ordinary course of business as currently conducted and, to the extent consistent therewith, obligates the Company and its subsidiaries to use their reasonable best efforts to preserve intact their current business organizations, to keep available the services of their current officers and key employees and to preserve their relationships with customers, suppliers and others having business dealings with them. The Merger Agreement also contains specific covenants as to certain impermissible activities of the Company prior to such time as Aon's designees constitute a majority of the Board of Directors of the Company, which provide that the Company will not (and will not permit any of its subsidiaries to) without the prior written consent of Aon: (i)(a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than regular quarterly dividends of not more than $.90625 per share on the Series A Convertible Preferred Stock and of not more than $.025 per share on the Common Stock, a regular quarterly payment-in-kind dividend in respect of the Series B Preferred Stock on December 15, 1996 and thereafter cash dividends of not more than $1.00 per share on the Series B Preferred Stock, in each case declared and paid in on dates consistent with past practice), (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) except as required under existing employee benefit plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, or pursuant to the Company's Employee Stock Option Exchange Program communicated to participants on November 26, 1996, purchase, redeem or otherwise acquire any shares of its capital stock or those of any subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(ii) except as required under existing employee benefit plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, or pursuant to the Company's Employee Stock Option Exchange Program communicated to participants on November 26, 1996, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities (other than the issuance of shares of Common Stock upon the exercise of Company Stock Options (as defined in the Merger Agreement) outstanding on the date of the Merger Agreement in accordance with their current terms, the issuance of shares of Common Stock upon the retraction, redemption or conversion of RSC Class 1 Shares or shares of Class C Common Stock, Series A Convertible Preferred Stock or Series B Preferred Stock, in each case in accordance with the terms thereof, and the issuance on December 15, 1996 of shares of Series B Preferred Stock as a regular quarterly payment-in-kind dividend in accordance with the terms thereof); (iii) amend its Charter or Bylaws or other similar organizational documents; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than (a) transactions that are in the ordinary course of business consistent with past practice and not material to the Company and its subsidiaries taken as a whole and (b) acquisitions of one or more insurance brokerage businesses with respect to which the aggregate amount of consideration paid or payable by the Company and its subsidiaries does not exceed $15,000,000; (v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve assets having an aggregate fair market value or book value not in excess of $10,000,000; (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice, or make any loans, advances or capital contributions to, or other investments in, any other person, other than to or in the Company or any wholly-owned subsidiary of the Company; (vii) with certain specified exceptions, alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any subsidiary, except as contemplated by the Merger Agreement or as otherwise disclosed; (viii) enter into or adopt, or amend any existing severance plan, agreement or arrangement or enter into or amend any Company Plan (as hereinafter defined) or employment or consulting agreement, other than as required by law or contemplated by the Merger Agreement; (ix) except as otherwise provided in the Merger Agreement, and/or as required under existing plans, agreements, policies, awards or arrangements in effect on the date of the Merger Agreement, or pursuant to the Company's Employee Stock Option Exchange Program communicated to the Company Options Recipients on November 26, 1996, increase the compensation payable or to become payable to its officers or employees, except, in the case of employees who are not officers, for increases in the ordinary course of business consistent with past practice, or grant any severance or termination pay to, or enter into any employment or severance agreement, or establish, adopt, enter into, or amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except, in each case, as may be required to comply with applicable law or regulation; (x) violate or fail to perform any material obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance which would be reasonably expected to have a Material Adverse Effect on the Company; (xi) redeem the Rights or, other than as contemplated by the Merger Agreement, amend the Rights Agreement; (xii) amend the Stock Purchase and Sale Agreement, dated as of June 6, 1994, between the Company and American International Group, Inc.; (xiii) make any material change in its method of accounting; (xiv) modify certain specified contracts;
(xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; and (xvi) take any action that would cause or that could reasonably be expected to result in any representation or warranty in the Merger Agreement to be or become untrue or incorrect in any material respect. The Merger Agreement also provides that, from the date of the Merger Agreement until the Effective Time, the Company may not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Aon).

  No Solicitation. The Merger Agreement provides that, from and after the date of the Merger Agreement, the Company will not, and will not permit any of its or its subsidiaries' officers, directors or employees to, and the Company will use its reasonable best efforts to cause all of its and its subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as hereinafter defined), or engage in or continue discussions or negotiations relating thereto; provided, however, that the Company may engage in discussions or negotiations with, or furnish information concerning the Company and its business, properties or assets to, any third party which makes a Takeover Proposal if the Board of Directors of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's duties under applicable law; provided further, that nothing in the Merger Agreement shall prevent the Company or the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") with regard to any tender offer or from making such disclosure to the Company's stockholders which, as advised in an opinion of the Company's independent outside legal counsel, is required under applicable law; provided further, that the Board shall not recommend that the stockholders of the Company tender their shares in connection with any such tender offer unless the Board determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of the Board's duties under applicable law. The Company will promptly notify Aon of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Takeover Proposal, and will promptly notify Aon of any determination by the Company's Board of Directors that a Superior Proposal (as hereinafter defined) has been made. As used in the Merger Agreement, (i) "Takeover Proposal" means any proposal or offer, other than a proposal or offer by Aon or any of its subsidiaries for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries and (ii) "Superior Proposal" means a bona fide proposal or offer made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of the Company and its subsidiaries on terms which a majority of the members of the Board of Directors of the Company, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement and for which any required financing is committed or which a majority of such members, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment is reasonably capable of being obtained by such third party.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred by a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such costs and expenses, provided that all printing expenses and filing fees will be divided equally between Aon and the Company. The Company will pay, or cause to be paid, in same day funds to Aon $35 million (the "Termination Fee") upon demand if: (i) Aon or Sub terminates the Merger Agreement following the occurrence of any event set forth in clause (i) or (ii) paragraph (c) of "Certain Conditions of the Offer" and within six months following such termination a Third Party Acquisition Event occurs; (ii) the Company terminates the Merger Agreement pursuant to section (v) of the section entitled "Termination"; or (iii) the Merger Agreement is terminated and prior thereto a Third Party Acquisition Event (as defined below) occurred. Aon will pay, or cause to be paid, in same day funds to the Company $35 million (the "Parent Minimum Damages") upon demand if the Company shall have terminated the Merger Agreement pursuant to section (vi) of the section entitled "Termination"; provided, however, that the Parent Minimum Damages shall be repaid to Parent if, within six months following such termination, a Third Party Acquisition Event shall occur having a value per share of Common Stock of not less than the Offer Price.

  A "Third Party Acquisition Event" means any of the following events: (A) any person, corporation, partnership or other entity or group (such person, corporation, partnership or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), other than Aon or its subsidiaries, acquires or becomes the beneficial owner of 30% or more of the outstanding shares of the Company Common Capital Stock; (B) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares of the Company Common Capital Stock (other than a group which includes or may reasonably be deemed to include Aon or any of its subsidiaries); (C) the Company enters into an agreement providing for a merger or other business combination involving the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company and its subsidiaries (other than the transactions contemplated by the Merger Agreement); or (D) any Person (other than Aon or its subsidiaries) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of the Company Common Capital Stock that results or would result in such Person being the beneficial owner of 30% or more of the outstanding shares of the Company Common Capital Stock. For purposes of this paragraph, the terms "group" and "beneficial owner" shall be defined by reference to Section 13(d) of the Exchange Act.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval (if required by applicable law): (i) by mutual written consent of Aon and the Company; (ii) by either Aon or the Company (a) if (I) as a result of the failure of any of the Offer Conditions the Offer has terminated or expired in accordance with its terms without Sub having accepted for payment any Shares pursuant to the Offer or (II) all of the Offer Conditions have not been satisfied prior to April 1, 1997; provided, however, that the right to terminate the Merger Agreement pursuant to this section (ii)(a) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such Offer Condition or if the failure of such Offer Condition results from facts or circumstances that constitute a breach of representation or warranty under the Merger Agreement by such party; or (b) if any Governmental Entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action has become final and nonappealable; provided, however, that Aon will, if necessary to prevent any such issuance or the taking of such action, offer to accept an order to divest such of the Company's or Aon's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of the Company and its subsidiaries taken as a whole or Aon and its subsidiaries taken as a whole, respectively; (iii) by Aon or Sub prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which
(a) would give rise to the failure of a condition set forth in paragraph (d) or
(e) of the section entitled "Certain Conditions of the Offer" and (b) cannot be or has not been cured within 20 days after the giving of written notice to the Company; (iv) by Aon or Sub if either Aon or Sub is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (c) of the section entitled "Certain Conditions of the Offer"; (v) by either Aon or the Company if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Board of Directors of the Company determines in its good faith judgment, based on the opinion of the independent outside legal counsel to the Company, that failing to terminate the Merger Agreement would constitute a breach of such Board's duties under applicable law; provided, however, that the Company may not terminate the Merger Agreement pursuant to this section unless and until 48 hours have elapsed following delivery to Aon of a written notice of such determination by the Board of Directors of the Company; provided, further, that the Company may not terminate the Merger Agreement pursuant to this section unless simultaneously with such termination the Company pays to Aon the amount specified under the section entitled "Fees and Expenses"; and provided, further, that any termination by Aon pursuant to this section shall in no way constitute an admission that the Company complied with the covenant not to solicit or any other provision of the Merger Agreement, or prejudice any claim by Aon that the Company did not comply with the provisions of the covenant not to solicit or any other provisions of the Merger Agreement; (vi) by the Company, if any (a) any of the representations or warranties of Aon or Sub set forth in the Merger Agreement that are qualified as to materiality are not true and correct in any respect or any such representations or warranties that are not so qualified are not true and correct in any material respect, or (b) Aon or Sub have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Aon or Sub to be performed or complied with by it under the Merger Agreement and, in the case of (a) or (b), such untruth or incorrectness or failure cannot be or has not been cured within 20 days after the giving of written notice to Aon or Sub, as applicable; or (vii) by the Company, (a) if the Offer has not been timely commenced in accordance with the Merger Agreement or (b) Sub has not accepted for payment any Shares pursuant to the Offer prior to April 1, 1997.

  Pursuant to the Merger Agreement, in the event of a termination of the Merger Agreement, the Merger Agreement shall become void and there shall be no liability or obligation on the part of Aon, Sub or the Company or their respective officers or directors, other than specified provisions which shall survive any such termination; provided, however, that no party would be released from liability for any breach of the Merger Agreement.

  State Takeover Laws. The Merger Agreement provides that if any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement, Aon and the Company and their respective Boards of Directors will use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by the Merger Agreement.

  Indemnification; Directors and Officers Insurance. Under the Merger Agreement, Aon has agreed that, from and after the Effective Time, it will cause the Surviving Corporation to exculpate, indemnify and hold harmless all past and present officers and directors of the Company and its subsidiaries (the "Indemnified Parties") to the same extent such persons were exculpated and indemnified on the date of the Merger Agreement by the Company pursuant to the Company's Charter and By-Laws for acts or omissions occurring at or prior to the Effective Time. Aon has agreed to cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase as much coverage as possible for such amount.

  Options. The Merger Agreement provides that, prior to the commencement of the Offer, the Board of Directors of the Company or the Compensation Committee of the Board of Directors of the Company (the "Committee") will adopt procedures pursuant to which each outstanding Company Stock Option, stock appreciation right, limited stock appreciation right and other stock based award (an "Option") which is exercisable immediately prior to the consummation of the Offer in accordance with the terms of the applicable plan (collectively, the "Stock Option Plans"), may be exercised by the holder thereof by the delivery to the Company of a notice of exercise prior to the consummation of the Offer. Upon the consummation of the Offer, each Option so exercised will be canceled and promptly thereafter the Company will deliver to the holder thereof cash in an amount equal to (i) the product of (x) the number of shares of Common Stock subject or related to such Option and (y) the excess, if any, of the Merger Consideration over the exercise or purchase price per share of Common Stock subject or related to such Option, minus (ii) all applicable federal, state and local taxes required to be withheld by the Company.

  Prior to the commencement of the Offer, the Board of Directors of the Company or the Committee will take action in accordance with the terms of the Stock Option Plans to cause each Option outstanding immediately following the consummation of the Offer, whether or not then exercisable, to become fully exercisable. The Board of Directors of the Company or the Committee will also adopt procedures pursuant to which each such Option may be exercised by the holder thereof by the delivery to the Company of a notice of exercise prior to the Effective Time. At the Effective Time, each such Option so exercised will be canceled and promptly thereafter the Company will deliver to the holder thereof cash in an amount equal to (i) the product of (x) the number of shares of Common Stock subject or related to such Option and (y) the excess, if any, of the Merger Consideration over the exercise or purchase price per share of Common Stock subject or related to such Option minus (ii) all applicable federal, state and local taxes required to be withheld by the Company.

  In the Merger Agreement, the Company agreed to use its reasonable best efforts to ensure that immediately following the Effective Time, each outstanding Option which has not theretofore been exercised by the holder thereof will be canceled (whether or not such holder has delivered the acknowledgment referred to in the proviso to this sentence), and promptly thereafter Aon will deliver to the holder thereof cash in an amount equal to
(i) the product of (x) the number of shares of Common Stock subject or related to such Option and (y) the excess, if any, of the Merger Consideration over the exercise or purchase price per share of Common Stock subject or related to such Option, minus (ii) all applicable federal, state and local taxes required to be withheld by the Company; provided, however, that any such payment to a holder of an Option so canceled will be conditioned upon the delivery to Aon by such holder of a receipt in writing acknowledging the receipt by such holder of such payment in exchange for the cancellation of all Stock Options held by such holder. For purposes of this paragraph, options offered under the Company's Employee Discount Stock Purchase Plan are deemed outstanding only to the extent of employees' elections to participate therein as in effect on the date of purchase of Shares pursuant to the Offer.

  Prior to the commencement of the Offer, the Board of Directors of the Company or the Committee will take action in accordance with the terms of the Stock Option Plans and pursuant to all other plans and agreements providing for the award of restricted Common Stock to cause the restrictions on the shares of restricted Common Stock granted under such plans and agreements to lapse effective upon the consummation of the Offer and to adopt procedures to enable all holders thereof to tender such shares of Common Stock pursuant to the terms of the Offer.

  Employee Benefits. With respect to employee benefit matters, the Merger Agreement provides that the Company will take, or cause to be taken, any and all action as is necessary or appropriate so that effective upon the purchase of Shares pursuant to the Offer, neither the Company nor any of its subsidiaries are obligated to issue or sell to any Company Plan (as hereinafter defined) any shares of or rights to acquire capital stock of the Company or any of its subsidiaries. The Merger Agreement provides that Aon will cause the Company, and each subsidiary of the Company, to honor from and after the Effective Time, all Company Plans; provided, however, that Aon may cause the Company to amend or terminate any Company Plan in accordance with its terms and applicable law. Except as otherwise provided by the section entitled "Company Stock Options" or this section, to the extent that after the purchase of Shares pursuant to the Offer, Aon causes the amendment, modification or termination of any Company Plan, Aon will cause the affected employees, former employees and retirees to receive benefits of the type affected by such amendment, modification or termination no less favorable than the comparable type of benefits provided to similarly situated employees, former employees and retirees of Aon or its affiliates ("Aon-Provided Plans").

  The Merger Agreement provides that, for purposes of eligibility to participate, vesting and eligibility for and accrual of benefits under all Company Plans and Aon-Provided Plans, all service of any individual who is an employee of the Company or any subsidiary of the Company immediately effective prior to the Effective Time (a "Company Employee") with the Company and/or any subsidiaries of the Company prior to the Effective Time will, on and after the Effective Time, be treated as service with the Company, all subsidiaries of the Company, Aon and/or subsidiaries of Aon (as applicable); provided, however, that, with respect to a Company Employee's service prior to the Effective Time, Aon will not be required to provide any benefit under any defined benefit pension plan to such Company Employee in an amount greater than the benefit such Company Employee has accrued as of the Effective Time, except that in determining the amount of such accrued benefit, compensation paid to such Company Employee on or after the Effective Time will be counted to the extent that the compensation of such Company Employee after the Effective Time remains a factor used in determining such accrued benefit under such plan. The Company, subsidiaries of the Company, Aon and subsidiaries of Aon will cause all Company Plans and Aon-Provided Plans to (x) waive any pre-existing condition limitations otherwise applicable on and after the Effective Time to Company Employees who are not subject to pre-existing condition limitations immediately prior to the Effective Time, and (y) provide that any expenses incurred by Company Employees (and their dependents) during any plan year within which the Effective Time occurs will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions (and like adjustments or limitations on coverage) under the Company Plans and Aon-Provided Plans. As used in this section, except as otherwise provided above, "Company Plan" includes any United States or non-United States (i) "employee benefit plan," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (ii) bonus, stock option, stock purchase, restricted stock, incentive, equity participation, profit-sharing, savings, pension, retirement, deferred compensation, medical, health, life insurance, disability, accident, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plan, program, arrangement, commitment and/or practice; and (iii) employment, consulting, termination, change in control, severance and salary continuation agreement, contract, plan, policy, program and/or arrangement, that, in the case of (i),
(ii) and (iii), the Company and/or any subsidiary of the Company currently maintains or contributes to (or with respect to which the Company or any subsidiary of the Company has any obligation) for active, retired or former employees or directors of the Company or any subsidiary of the Company, whether or not any such plan, program, arrangement, commitment, contract, agreement and/or practice (referred to in (i), (ii) or (iii)) is in writing, is insured or is exempt from the provisions of ERISA. Any Company Employee whose employment is terminated by the Company, any subsidiary of the Company, Aon or any subsidiary of Aon, or any successor of any thereof, on or before one (1) year following the Effective Time (except for any Company Employee whose employment is terminated for engaging in criminal conduct or malfeasance in connection with his or her employment) will be provided, in addition to all other applicable non-severance benefits, severance benefits no less favorable than those such Company Employee would have received upon such termination of his or her employment with the Company or a subsidiary of the Company (as applicable) occurring immediately prior to the Effective Time. At the Effective Time, the employment of Mr. Frank G. Zarb with the Surviving Corporation shall be terminated without cause.

  Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) if required by applicable law, the Company Stockholder Approval has been obtained, provided, however, that Aon and Sub voted all of their shares of capital stock of the Company entitled to vote thereon in favor of the Merger; (ii) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity preventing the consummation of the Merger shall be in effect, provided, however, that each of the parties has used its reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (iii) Sub has previously accepted for payment and paid for Shares pursuant to the Offer, provided, however, that this condition will be deemed satisfied with respect to the obligations of Aon or Sub if Sub fails to accept for payment and pay for any Shares pursuant to the Offer in violation of the terms of the Merger Agreement; and (iv) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger has expired or been terminated.

  Amendment. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors at any time before or after obtaining the Company Stockholder Approval (if required by law), but, after the purchase of Shares pursuant to the Offer no amendment may be made which decreases the Merger Consideration and after the Company Stockholder Approval no amendment may be made which by law requires further approval by the stockholders of the Company without obtaining such further approval. Following the election or appointment of Sub's designees and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office is required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Aon or Sub's respective obligations under the Merger Agreement.

  Extension; Waiver. At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute a majority of the combined voting power of the shares of the Company Common Capital Stock (assuming the exercise of all options to purchase, and the conversion or exchange of all securities convertible or exchangeable into, shares of the Company Common Stock outstanding at the expiration date of the Offer, other than the conversion of the shares of the Series B Preferred Stock) (the "Minimum Condition"),

(ii) any waiting period under the HSR Act or the Competition Act (Canada) applicable to the purchase of Shares pursuant to the Offer has expired or been terminated and (iii) the approvals of the Department of Insurance of the States of Delaware, New York and Vermont have been received with respect to the acquisition of control resulting from the transactions contemplated by the Merger Agreement of the insurance-underwriting subsidiaries of the Company organized under the laws of Delaware, New York and Vermont, respectively. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Aon or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be instituted by any Governmental Entity any suit, action or proceeding (i) making illegal or prohibiting the acquisition by Aon or Sub of any Shares under the Offer, making illegal or prohibiting the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Aon or Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) prohibiting or materially limiting the ownership or operation by the Company, Aon or any of their respective subsidiaries of any material business or assets of the Company and its subsidiaries, or Aon and its subsidiaries, or compelling the Company or Aon to dispose of or hold separate any material business or assets of the Company and its subsidiaries or Aon and its subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Preferred Stock Purchase Agreement, (iii) imposing material limitations on the ability of Aon or Sub to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares or shares on all matters properly presented to the stockholders of the Company, or (iv) prohibiting Aon or any of its subsidiaries from effectively controlling any business or operations of the Company or its subsidiaries, provided, however, that Aon shall, if necessary to prevent any such consequence, offer to accept an order to divest such of the Company's or Aon's assets and businesses as may be necessary to prevent such consequence and to hold separate such assets and businesses pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of the Company and its subsidiaries taken as a whole or Aon and its subsidiaries taken as a whole, as the case may be;

    (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity, any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or the Competition Act (Canada), that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Aon or Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions (it being understood that the taking and disclosing to the Company's stock- holders of a position contemplated by Rule 14d-9(e) promulgated under the Exchange Act shall not constitute an event referred to in clause (i) or (ii));

    (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time;

    (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (f) there shall have occurred and continued to exist for not less than three business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; or

    (g) the Merger Agreement shall have been terminated in accordance with its terms.

PREFERRED STOCK PURCHASE AGREEMENT

  Pursuant to the Preferred Stock Purchase Agreement, and subject to the terms and condition thereof, Aon agreed to buy and AIG agreed to sell for $317.5 million all shares of Series B Preferred Stock owned by AIG and its subsidiaries. The Preferred Stock Purchase Agreement provides that the sale of the Series B Preferred Stock will close on the date which is two business days after Aon or any affiliate of Aon first acquires any equity interest in the Company or any right or security convertible or exercisable into such interest.

  Pursuant to the terms of the Preferred Stock Purchase Agreement, Aon agreed that it will not waive or modify its rights under the Merger Agreement that requires the Company to pay dividends on the Series B Preferred Stock in cash after December 15, 1996. The Preferred Stock Purchase Agreement provides that all the rights and preferences of the Series B Preferred Stock shall remain in full force and effect until the Closing; provided, however, that AIG agrees to suspend voluntarily its rights under certain sections of the Articles Supplementary and its right to require the Company to repurchase any of the Series B Preferred Stock pursuant to the Articles Supplementary related thereto, in each case until the earlier of the closing or termination of the Preferred Stock Purchase Agreement. AIG has agreed that it will not transfer, assign, sell, pledge or otherwise dispose of any of the Series B Preferred Stock to any third party, other than as contemplated in the Preferred Stock Purchase Agreement, until the earlier of the closing or the termination of the Preferred Stock Purchase Agreement.

  Except as described above, to the best knowledge of the Company, there are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and Aon, Sub or each of their officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) A special committee of the Board met on December 4, 1996 to consider the possible transaction with Aon. The Board met on December 6, 1996 to receive a report on the possible transaction with Aon from management of the Company ("Management"), the Company's financial advisor, CS First Boston, and legal advisors. At two meetings of the Board held in the morning and the evening of December 10, 1996, the Board met with its financial advisors and legal advisors to review the business, financial condition and prospects of the Company, the terms and conditions of the Offer and various matters related thereto, including reports by CS First Boston on the financial condition and performance, strategic alternatives and potential value of the Company. Based on the proposed terms of the draft Merger Agreement presented to the Board on December 10, 1996, at the second December 10, 1996 meeting and after receiving advice from Management, CS First Boston and its legal advisors, the Board unanimously determined that the Offer and Merger Agreement are fair to, and in the best interest of, the common stockholders of the Company.

  AT THE SECOND DECEMBER 10, 1996 MEETING, THE BOARD UNANIMOUSLY DETERMINED THAT BOTH THE OFFER AND MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS COMMON STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND MERGER AGREEMENT AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A copy of a letter to stockholders communicating the recommendation of the Board is filed as Exhibit 7 and is incorporated herein by reference.

  (b) In reaching its determination and recommendations with respect to the Offer, as indicated above, the Board reviewed in detail the Offer and the various alternative transactions described by its financial advisors, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the second December 10, 1996 meeting, the Board determined by unanimous vote that the Offer is fair to, and in the best interest of, the Company and its common stockholders and authorized the execution and delivery of the Merger Agreement. Numerous factors were taken into account in arriving at this determination including, among other things, the following:

    (i) the terms and conditions of the Offer and the Merger Agreement and the course of negotiations thereof;

    (ii) the directors' knowledge of the Company's business, financial condition, and results of operations, current business strategy, strategic alternatives and future prospects, the nature of the markets in which the Company operates, including pricing pressures and the trend toward consolidation in such markets, and the Company's position in such markets;

    (iii) the Board's belief, based on the lack of any indications of interest from the five other companies with which the Company had discussions during the past two years concerning possible business combinations, together with its view that an acquisition of the Company would be particularly attractive to Aon, that a proposal that could provide greater value to the Company's common stockholders than the Offer would not be forthcoming;

    (iv) the presentations of the Company's financial advisor, CS First Boston, at the Board meetings held on December 6 and December 10, 1996 and CS First Boston's written opinion (the "CS First Boston Opinion") orally presented to the Board on December 10, 1996 and confirmed in writing December 11, 1996 that, based upon and subject to the information contained therein, as of the date of the opinion, the consideration to be received by the common stockholders of the Company (other than Aon and Sub) in the Offer and the Merger is fair to such stockholders from a financial point of view (a copy of the CS First Boston Opinion, setting forth the assumptions made and matters considered and limitations set forth by CS First Boston, is attached as Annex A hereto and stockholders are urged to read such opinion in its entirety);

    (v) that the Merger Agreement permits the Company to terminate the Merger Agreement (subject to the payment of a breakup fee) if, prior to Sub's purchase of Shares in the Offer, the Board reasonably determines that a proposal or offer by a third party to acquire a substantial equity interest in, or a substantial portion of the assets of, the Company and its subsidiaries on terms which a majority of the members of the Board of Directors of the Company, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to the Company's common stockholders than the transactions contemplated by the Merger Agreement;

    (vi) the downward trend in the price of the Company's Common Stock;

    (vii) the premium over the price at which the Company's Common Stock was trading represented by the Offer price at the time of the Board's determination; and

    (viii) the Board's determination that, pursuant to the Merger Agreement, there is a substantial likelihood that the transaction will be completed.

  The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained CS First Boston as its financial advisor with respect to Aon's interest in acquiring the Company and other matters arising in connection therewith. Pursuant to a letter agreement dated December 6, 1996 between the Company and CS First Boston (the "Engagement Letter"), the Company has agreed to pay CS First Boston (i) a fairness opinion fee of $1,000,000 payable at the time Aon commences the Offer and (ii) a total transaction fee of $5,750,000 payable upon the acquisition of 50% or more of the voting securities of the Company (which amount shall include the $1,000,000 fairness opinion fee). The Company has also agreed to reimburse CS First Boston for all out-of-pocket expenses, including the fees and expenses of CS First Boston's legal counsel, if any, and any other advisor retained by CS First Boston.

  Pursuant to a letter agreement dated December 6, 1996 between the Company and CS First Boston, the Company has indemnified CS First Boston against certain expenses and liabilities if incurred in connection with its engagement.

  Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) On October 30, 1996, Mr. James Horrick, an officer of the Company, purchased 1,000 shares of Common Stock of the Company. To the knowledge of the Company, other than as disclosed herein, there have been no transactions in Shares which were effected during the past 60 days by the Company, or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer, except for those Shares held by such persons which, if tendered, would cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  During 1994, 1995 and 1996, the Chief Executive Officers of the Company and of Aon discussed from time to time the possibility of a business combination involving Aon and the Company. Throughout the period, each Board of Directors was kept informed of the discussions. During the past two years the Company communicated with five other insurance brokerage companies concerning various forms of possible business combinations. The most recent of these communications took place approximately six weeks ago. Three of the five companies signed confidentiality agreements with the Company; however, none of the five companies engaged in a detailed due diligence investigation of the Company or agreed to mutual due diligence, and none of the five companies provided an indication of interest in merging with, being acquired by or acquiring the Company. Approximately twelve months ago a special committee of the Board, made up of six outside directors, was formed and since then has met from time to time to consider possible business combinations. CS First Boston worked with the Company throughout this two year period and was formally retained by the Company on December 6, 1996.

  The discussions between the Company and Aon began during the Spring of 1994, at which time the Company was also engaged in discussions with AIG regarding the significant investment that AIG ultimately made in the Series B Preferred Stock of the Company. At that time, the Board concluded that the investment by AIG and the recruiting of a new chief executive officer were in the best interests of the Company's stockholders and should be pursued.

  Further discussion of a business combination between Aon and the Company resumed in the Spring of 1995. At that time, a confidentiality agreement between the two companies was executed and confidential information was shared. The conversations in the Spring of 1995 principally concerned a possible stock-for-stock transaction. Representatives of the Company and Aon met from time to time in connection therewith to explore such a transaction as well as to discuss the financial and other prospects of the Company and of Aon. In addition, because of the right of AIG to require a repurchase of the Series B Preferred Stock in connection with a change-in-control of the Company at a substantial premium to its liquidation value, Mr. Patrick G. Ryan, Chairman, President and Chief Executive Officer of Aon, discussed the possibility of such a transaction with Mr. Maurice

R. Greenberg, Chairman of the Board, Chief Executive Officer and President of AIG. (Subsequent to the Spring of 1995, Messrs. Ryan and Greenberg had conversations from time to time). The discussions concerning the possible transaction terminated in May of 1995 when the Company and Aon concluded that the two companies were not likely to agree on financial terms.

  From January to May of 1996 and again in July and August of 1996, Mr. Ryan and Mr. Frank G. Zarb, Chairman, President and Chief Executive Officer of the Company, discussed a possible business combination, including the possibility of an all- stock merger or an all- or partial-cash acquisition by Aon of the outstanding equity securities of the Company. During the Summer of 1996, the confidentiality agreement between the two companies was reconfirmed and confidential information was furnished to Aon by the Company. Each time the conversations again were terminated when the parties concluded that the two companies were not likely to agree on financial terms.

  In the Fall of 1996, Mr. Ryan and Mr. Zarb discussed from time to time the possibility of a business combination. On November 24, 1996, Messrs. Zarb and Ryan met in New York City and discussed the possible business combination. Mr. Ryan indicated to Mr. Zarb that Aon would prefer to pursue an all-cash transaction assuming that a satisfactory arrangement could be made with AIG and that a reasonably acceptable valuation of the Company could be agreed upon between Aon and the Company. Thereafter, Messrs. Ryan, Greenberg and, for the initial period of the meeting, Mr. Zarb, met to discuss a possible transaction. Messrs. Zarb and Ryan, and Messrs. Ryan and Greenberg, engaged in repeated conversations during the period of November 27 through December 10, 1996 (the day preceding the date of execution of the Merger Agreement) relating to the possible transaction.

  On November 29, 1996, certain representatives of the Company and its legal advisors met with certain representatives of Aon and its legal advisors to exchange certain information, to discuss the process by which discussions between the Company and Aon might proceed and to reexecute a confidentiality agreement between the Company and Aon. The Company continued to make financial and other information available to representatives of Aon and its advisors.

  On December 4, 1996, representatives of Aon furnished representatives of the Company with a draft of the Merger Agreement.

  On December 4, 1996, Mr. Zarb met with the special committee of the Board to discuss the progress of discussions between the Company and Aon and to request a determination from the special committee of the Board as to whether the Company should continue discussions with Aon and whether a special meeting of the Board should be held to consider the possible transaction. The special committee of the Board recommended that discussions with Aon be continued and that the Board consider the possible transaction.

  Representatives of the two companies and their legal advisors met on December 5, 1996 in New York City to discuss the draft of the Merger Agreement.

  On December 6, 1996, a special meeting of the Board was held to consider the possible transaction. The Board carefully considered the possible transaction together with the advice of its legal and financial advisors. As a result of such review, the Board unanimously determined that it would be in the best interests of the Company and its common stockholders for discussions to continue with Aon and authorized and instructed Mr. Zarb to continue discussions with Aon.

  Representatives of Aon and the Company and their legal advisors met again on December 7, 1996 to discuss a revised draft of the Merger Agreement. The terms of the Merger Agreement were finalized in telephone conversations on December 9 and 10, 1996 between the representatives and advisors.

  At two meetings of the Board held in the morning and the evening of December 10, 1996, the Board met with Management, the Company's financial advisor, CS First Boston, and the Company's legal advisors to review the business, financial condition and prospects of the Company, the terms and conditions of the Offer and various matters related thereto, including reports by the Company's financial advisor on the financial condition and performance, strategic alternatives and potential value of the Company. Based on the proposed terms of the draft Merger Agreement presented to the Board on December 10, 1996, at the second December 10 meeting, and after receiving advice from Management, CS First Boston and its legal advisors, the Board unanimously determined that the Offer and Merger Agreement are fair to, and in the best interests of, the common stockholders of the Company.

  During the morning of December 11, 1996, the Company and Aon executed the Merger Agreement, and AIG and Aon executed the Preferred Stock Purchase Agreement. A joint press release by the Company and Aon announcing the execution of such Agreements was then issued.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Maryland State Takeover Laws. Subtitle 6 of Title 3 of the MGCL (the "Maryland Business Combination Law") prohibits certain business combinations (including certain mergers, consolidations, share exchanges, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and benefits from the corporation, including loans or guarantees) between a Maryland corporation and any interested shareholder (defined generally as any person who, directly or indirectly, beneficially owns 10 percent or more of the outstanding voting power of the stock of the corporation or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the corporation's outstanding voting stock) for five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, any such business combination must be approved by two supermajority shareholder votes, unless, among other conditions, the corporation's common stockholders receive a minimum price (as calculated in the MGCL) for their shares in cash or in the same form as previously paid by the interested shareholder for its shares. These provisions of the MGCL do not apply to a business combination with an interested shareholder that is approved or exempted from the supermajority vote requirements by the board of directors of the corporation prior to the date on which the interested shareholder became such. The Company's Board of Directors has approved the Offer, the Merger and the Preferred Stock Purchase Agreement. Accordingly, the Maryland Business Combination Law is inapplicable to the Offer and the Merger.

  Subtitle 7 of Title 3 of the MGCL (the "Maryland Control Share Act") generally prohibits an acquiring person from voting control shares (as described below) of a Maryland corporation acquired pursuant to a control share acquisition (as described below), unless voting rights for such shares shall have been approved by the shareholders of the corporation by the affirmative vote of two-thirds of all votes entitled to be cast (other than interested shares, as described below) or unless the shares are acquired pursuant to a merger agreement with the corporation or the corporation's charter or by-laws contain a provision, adopted prior to the acquisition, permitting the acquisition of such shares. "Control shares" generally mean shares of a corporation acquired by a person within any of the following ranges of voting power: (i) one-fifth or more, but less than one-third of all voting power; (ii) one-third or more, but less than a majority of all voting power; or (iii) a majority or more of all voting power. "Control share acquisition" generally means the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares, but does not include the acquisition of shares in a merger, consolidation or share exchange to which the corporation is a party. "Interested shares" generally mean shares of a corporation in respect of which an acquiring person, an officer of the corporation or an employee of the corporation who is also a director of the corporation is entitled to exercise voting power in the election of directors. The Company's By-laws exempt any acquisition of shares of stock of the Company from the Maryland Control Share Act.

  Rights Agreement. The Rights Agreement provides that the Rights become exercisable only following the public announcement by the Company that a person or group (i) has acquired beneficial ownership of 20% or more of the outstanding Shares or (ii) has commenced a tender or exchange offer that if consummated would result in the ownership of 20% or more of such Shares. Under such circumstances, if the Rights become exercisable, each holder thereof would be entitled to purchase at the then-current exercise price, that number of Series A Junior Participating Preferred Stock, par value $1.00 per share, equal to twice the exercise price of the

Right. If the Company is subsequently acquired, each Right will entitle the holder to purchase at the then-current exercise price, stock of the surviving company having a market value of twice the exercise price of the Right. At the Board meeting of December 10, 1996, the Board took action to render the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated by the Preferred Stock Purchase Agreement. In all other respects, however, the Rights remains in full force and effect. Pursuant to the terms of the Merger Agreement, the Company is prohibited from redeeming the Rights or amending the Rights Agreement, other than as contemplated by the Merger Agreement.

  U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Aon pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, Aon filed the required Premerger Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on December 13, 1996. The Company filed the required Forms with the Antitrust Division and the FTC on December 13, 1996. In the Merger Agreement, the Company has agreed to use its reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation. The applicable provisions of the HSR Act impose a fifteen-calendar day waiting period following Aon's filing. That waiting period is scheduled to expire at 11:59 P.M. on December 28, 1996, unless early termination of the waiting period is granted or Aon and the Company receive a request for additional information or documentary material prior thereto. If such a request is made, the waiting period will be extended until the tenth day after substantial compliance by Aon with such request. Thereafter, such waiting periods can be extended only by court order or by agreement.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Aon or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  If any applicable waiting period under the HSR Act has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer.

  Canadian Antitrust. Certain provisions of the Competition Act (Canada) require pre-merger notification to the Director of Investigation and Research (the "Canadian Director") of significant transactions, which may include the acquisition of a large percentage of the stock of a public company which has Canadian operations, or a merger or amalgamation involving such an entity. Pre-merger notification is generally required with respect to transactions in which the parties to the transaction and their affiliates have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn. $400 million and which involve the direct or indirect acquisition of an operating business in Canada of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceed Cdn. $35 million. In the case of an acquisition of shares of a public company, the transaction must also result in the acquiror holding voting shares which carry more than 20% of the outstanding votes (or more than 50% if the acquiror already holds 20% or more) attached to all the voting shares of the public company. If a transaction is subject to the pre-merger notification requirements, notice must be given either seven days ("Short-Form Filing") or 21 days ("Long-Form Filing"), at the option of the notifier, prior to the completion of the transaction. The Canadian Director may waive the waiting period, or during the seven-day period require submission of the Long-Form Filing and observance of the 21-day waiting period. The 21-day waiting period cannot be extended. After the applicable waiting period expires or is waived, the transaction may be completed.

  The Canadian Director may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters governed by the Competition Act with respect to a "merger" (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger prevents or lessens or is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all the assets or shares involved. A merger may be subjected to an order of the Competition Tribunal whether or not it is a notifiable transaction and whether or not any applicable waiting period has expired.

  Sub has represented to the Company that it intends to file any required notice with respect to the Offer and the Merger with the Canadian Director and, to the extent necessary, observe any applicable waiting period.

  German Antitrust. The merger is subject to German antitrust law, which requires the pre-closing approval of any merger or acquisition, where (i) one party has consolidated worldwide net sales in its most recent financial year exceeding DM 2 billion or each of at least two parties to such a transaction has consolidated worldwide net sales exceeding DM 1 billion, and (ii) such transaction has effects in Germany. Accordingly, a pre-closing notification must be filed with the German Federal Cartel Office in connection with the Merger. The German Federal Cartel Office has an initial one-month review period in which it may either (i) approve the Merger, or (ii) initiate an investigation to examine the consequences of the Merger, which investigation cannot last more than a total of four months from the date of the original notification unless the parties to the transaction have agreed to an extension of that period. The German Federal Cartel Office can prohibit the Merger even after expiration of the four-month period if the transaction is being completed before either the expiration of the initial one-month period without an earlier clearance notice from the Federal Cartel Office or, if an investigation of the Merger has been initiated, after the expiration of the four-month period. The Merger will not be effective under German law if a notice of prohibition is issued by the German Federal Cartel Office within the requisite waiting period or until (i) the one-month waiting period has expired and no additional investigation has been initiated, (ii) the four-month waiting period has expired or (iii) clearance notice from the German Federal Cartel Office is received. Breach of the relevant legislation or closing the transaction without clearance or before the expiration of the relevant waiting periods may constitute an administrative offense and subject the Offeror and the Company to fines. On December 16, 1996, Aon filed a notification with the German Federal Cartel Office in connection with the Merger. Accordingly, the initial one-month review period will expire on January 17, 1997, unless the German Federal Cartel Office commences an investigation of the Merger or approves the Merger prior thereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1      The information contained on pages 3 through 20 of the Company's Proxy
         Statement, dated March 29, 1996, for the Company's 1996 Annual Meeting of Stockholders.
  2      Agreement and Plan of Merger, dated as of December 11, 1996, by and among Aon Sub and the Company.
  3      Stock Purchase and Sale Agreement, dated as of December 11, 1996, between Aon, and AIG.
  4      Joint Press Release of Aon and the Company, dated December 11, 1996.
  5      Amendment to the Rights Agreement, dated as of December 11, 1996 between the Company and First Chicago Trust Company of New York.
  6      Opinion, dated as of December 11, 1996 by CS First Boston.*
  7      Letter to Shareholders, dated December 16, 1996, communicating the recommendation of the Board.

--------
* Attached as Annex A hereto.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Frank G. Zarb
                                          By___________________________________
                                            Name: Frank G. Zarb
                                            Title:  Chairman of the Board,
                                                    President & Chief
                                                    Executive Officer

Dated December 16, 1996

                                                                         ANNEX A

                                      LOGO

CS First Boston Corporation                                    11 Madison Avenue
                                                              New York, NY 10010
                                                          Telephone 212 325-2000

December 11, 1996

Board of Directors
Alexander & Alexander Services Inc.
1185 Avenue of the Americas
New York, New York 10036

Dear Sirs and Madam:

  You have asked us to advise you with respect to the fairness to the holders of the common stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc. (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 11, 1996 (the "Acquisition Agreement"), among the Company, Aon Corporation (the "Acquiror") and Subsidiary Corporation, Inc. (the "Sub"). The Acquisition Agreement provides for a tender offer (the "Offer") by Sub for all of the outstanding shares of the Common Stock and the subsequent merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of the Common Stock will be converted into the right to receive $17.50 in cash.

  In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

  We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

  We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

  In the past, we have performed certain investment banking services for the Company and the Acquiror and have received customary fees for such services. Mr. Frank G. Zarb, Chairman of the Board, President and Chief Executive Officer of the Company, is a director of CS First Boston, Inc.

  In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the common stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION


                                             /s/ Jonathan Plutzik
                                          By:__________________________________
                                            Jonathan Plutzik
                                            Managing Director

                                      A-2